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                             UNITED STATES             Expires: January 31, 2005
                   SECURITIES AND EXCHANGE COMMISSION  =========================
                        WASHINGTON, D.C. 20549         Estimated average burden
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                              FORM 12B-25              =========================
                                                             SEC FILE NUMBER
                      NOTIFICATION OF LATE FILING
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                                                              CUSIP NUMBER


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(Check One): [X] Form 10-K  [_] Form 20-F  [_] Form 11-K  [_] Form 10-Q
             [_] Form N-SAR

For Period Ended: March 31, 2004
                  --------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HERIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
Warrantech Corporation
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Full Name of Registrant

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Former Name if Applicable
2200 Highway 121, Suite 100
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Address of Principal Executive Office (Street and Number)
Bedford, Texas 76021
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company has requested guidance from the staff of the office of Chief Accountant of the Securities and Exchange Commission concerning the applicability of Financial Accounting Standards Board Emerging Issues Task Force Topic No. 00-21 which is effective for filings made after June 15, 2003, and the Company is not able to complete its financial statements for the fiscal year ended March 31, 2004 and related disclosures until it receives such guidance.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Richard Gavino                817                    785-1366
       --------------                ---                    --------
           (Name)                (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Warrantech Corporation
                             ----------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 28, 2004  By:
       -------------     -------------------------------------------------------
                          Richard Gavino, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule
202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T
(ss.232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 10/21/2002

Explanation of Response to item (3) of Part IV.

      As more fully explained in the Form 8-K filed by Registrant on June 10, 2004, following discussions with the SEC Staff, the Company will be filing a restatement of its financial statements for the fiscal years ending March 31, 2003, 2002 and 2001 and the first three quarters of the fiscal year ending March 31, 2004. The restatement will not impact Company's cash flows or its cash balances. The deferral of revenues from prior periods, which is one of the accounting changes reflected in the restatement, will result in a significant current negative net worth and a corresponding increase in Deferred Income on the Balance Sheet. The revenue recognition accounting change will also have a positive effect on the results for future periods. As requested, the Company has submitted the restated numbers based on the accounting changes to the SEC Staff for its review. Subject to the SEC Staff's review, the Company expects to file its financial statements containing the restatements within the next few weeks.

      The Company anticipates that the income from operations for the fiscal year ending March 31, 2004 will be significantly lower than the income for the fiscal year ending March 31, 2003, as restated, however, the results of operations for the fiscal year ending March 31, 2004 may be affected by the guidance which the Company is waiting to receive from the SEC Staff concerning the applicability of EITF 00-21.